September 30, 2019

John Stickel

Division of Corporation Finance

Office of Transportation and Leisure

Securities and Exchange Commission

Washington, DC 20549

Re:	B2Digital, Inc.
Offering Statement on Form 1-A
Post-qualification Amendment No. 1
Filed September 5, 2019
File No. 024-10888

Dear Mr. Stickel:

We are in receipt of your letter dated September 25, 2019, setting forth certain comments to Post-Qualification Amendment No. 1 to the Form 1-A filed on September 5, 2019 by B2Digital, Incorporated, a Delaware corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Post-qualification Amendment No. 1

General

1.	Please have your auditor revise the consent to reflect the correct reporting date and period covered for the fiscal year ended March 31, 2019. Additionally, please file an auditor consent with respect to the audit report dated July 6, 2018 for the fiscal year ended March 31, 2018.

RESPONSE: Concurrent with the filing herewith, the Company filed Post-Qualification Amendment No. 2 to the Form 1-A which, includes a revised consent to reflect the correct reporting date and period covered for the fiscal year ended March 31, 2019 and an auditor consent with respect to the audit report dated July 6, 2018 for the fiscal year ended March 31, 2018 has been filed.

We hereby acknowledge the Company and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please feel free to contact me if you have any questions on the responses to your comments.

Sincerely,

/s/ Brian Higley

Outside Legal Counsel

cc:     Greg P. Bell, CEO